SECURITIES AND EXCHANGE COMMISSION
 WASHINGTON, D.C. 20549
SCHEDULE 13D
 (RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

 (Amendment No. 4)*
NXP Semiconductors N.V.
 (Name of Issuer)
Common Stock, par value EUR 0.20 per share
 (Title of Class of Securities)
N6596X109
 (CUSIP Number)
Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
May 22, 2018
 (Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott Associates, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [x]
(b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.	SOLE VOTING POWER
5,317,859 (1)
8.	SHARED VOTING POWER
0
9.	SOLE DISPOSITIVE POWER
5,317,859 (1)
10.	SHARED DISPOSITIVE POWER
0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,317,859 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.5%
14.	TYPE OF REPORTING PERSON
PN
(1)
Excludes cash-settled swaps disclosed in Item 5 representing economic exposure comparable to 134,319 additional shares of Common Stock, which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 5,452,178 shares representing approximately 1.6% of the outstanding shares.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [x]
(b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
11,297,246 (1)
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
11,297,246 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,297,246 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%
14.	TYPE OF REPORTING PERSON
PN
(1)
Excludes cash-settled swaps disclosed in Item 5 representing economic exposure comparable to 285,431 additional shares of Common Stock, which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 11,582,677 shares representing approximately 3.4% of the outstanding shares.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Elliott International Capital Advisors Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [x]
(b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
7.	SOLE VOTING POWER
0
8.	SHARED VOTING POWER
11,297,246 (1)
9.	SOLE DISPOSITIVE POWER
0
10.	SHARED DISPOSITIVE POWER
11,297,246 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,297,246 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.3%
14.	TYPE OF REPORTING PERSON
CO
(1)
Excludes cash-settled swaps disclosed in Item 5 representing economic exposure comparable to 285,431 additional shares of Common Stock, which if aggregated with such beneficially owned shares, represent an aggregate economic interest in 11,582,677 shares representing approximately 3.4% of the outstanding shares.

The following constitutes Amendment No. 4 ("Amendment No. 4") to the Schedule 13D filed by the undersigned. This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended and restated to read as follows:

Elliott Working Capital
The aggregate purchase price of the shares of Common Stock owned by Elliott through Manchester Securities Corp., a New York corporation and a wholly-owned subsidiary ("Manchester") and through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott ("Liverpool"), is approximately $580,760,015.

Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $1,225,479,048.

The Reporting Persons may effect purchases of shares of Common Stock through margin accounts maintained for them with prime brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. Positions in shares of Common Stock may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts. Since other securities may be held in such margin accounts, it may not be possible to determine the amounts, if any, of margin used to purchase shares of Common Stock.
Item 5.	Interest in Securities of the Issuer.
Item 5 is hereby amended and restated to read as follows:
(a) As of the date hereof, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 4.95% of the shares of Common Stock outstanding.
The aggregate percentage of Common Stock reported owned by each person named herein is based upon 343,993,608 shares of Common Stock issued and outstanding, which is the total number of shares of Common Stock outstanding as of April 1, 2018 as reported in the Issuer's Interim Report on Form 6-K filed with the Securities and Exchange Commission on May 3, 2018.
As of the date hereof, Elliott through Liverpool and Manchester, beneficially owned 5,317,859 shares of Common Stock, constituting 1.5% of the shares of Common Stock outstanding.
As of the date hereof, Elliott International beneficially owned 11,297,246 shares of Common Stock, constituting approximately 3.3% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 11,297,246 shares of Common Stock beneficially owned by Elliott International, constituting approximately 3.3% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA beneficially owned 16,615,105 shares of Common Stock, constituting approximately 4.8% of the shares of Common Stock outstanding.
Collectively, Elliott, Elliott International and EICA have economic exposure comparable to 4.95% of the shares of Common Stock outstanding pursuant to the Derivative Agreements, as disclosed in Item 6.
(b) Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.
Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c) The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.
(d) No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.
No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.
(e) Effective May 22, 2018, the Reporting Persons ceased to have economic exposure in the Issuer to more than 5.0% of the shares of Common Stock outstanding.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The first paragraph of Item 6 is hereby amended and restated to read as follows:
As of the close of business on May 24, 2018, Elliott, both directly and through Liverpool, and Elliott International have entered into notional principal amount derivative agreements (the "Derivative Agreements") in the form of cash settled swaps with respect to 134,319 and 285,431 shares of Common Stock, respectively. Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in 0.1% of the shares of Common Stock. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the "Subject Shares"). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
May 24, 2018

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., its General Partner
By: Braxton Associates, Inc., its General Partner
By: /s/ Elliot Greenberg
     Elliot Greenberg,
     Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Hambledon, Inc., its General Partner
By: Elliott International Capital Advisors Inc.,
       as attorney-in-fact
By: /s/ Elliot Greenberg
   Elliot Greenberg,
   Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By: /s/ Elliot Greenberg
   Elliot Greenberg,
   Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
5/4/18	Common Stock	56,752	97.4652

The following transactions were effected by Elliott International, L.P. in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
5/4/18	Common Stock	120,597	97.4652